Exhibit 4.2

SENIOR SECURED DEMAND NOTE PURCHASE AGREEMENT

by and among

IRON BRIDGE MORTGAGE FUND, LLC

an Oregon limited liability company

and

INVESTORS

Iron Bridge Mortgage Fund, LLC

9755 SW Barnes Road, Suite 420, Portland, OR 97225

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THE PAYMENTS OF THE AMOUNTS DUE UNDER THE SENIOR NOTES ARE SUBJECT TO THE CONDITIONS SET FORTH IN AGREEMENTS WITH THE SENIOR LENDERS OF IRON BRIDGE MORTGAGE FUND, LLC, AN OREGON LIMITED LIABILITY COMPANY (THE “COMPANY”), INCLUDING THAT CERTAIN SUBORDINATION AGREEMENT BETWEEN THE COMPANY AND WESTERN ALLIANCE BANK, AN ARIZONA CORPORATION, A COPY OF WHICH MAY BE OBTAINED UPON REQUEST FROM THE COMPANY.

IRON BRIDGE MORTGAGE FUND, LLC

SENIOR SECURED DEMAND NOTE PURCHASE AGREEMENT

THIS SENIOR SECURED DEMAND NOTE PURCHASE AGREEMENT (the “Agreement”) is dated as of                     , 2018 (the “Effective Date”), and is by and among IRON BRIDGE MORTGAGE FUND, LLC an Oregon limited liability company (the “Company”), and the persons and entities who adopt this Agreement and join as parties hereto from time to time as provided herein (individually, an “Investor” and collectively, the “Investors”).

AGREEMENT

NOW, THEREFORE, in consideration of the representations, warranties, covenants and conditions set forth below and in the Senior Secured Demand Note Subscription Agreement between each Investor and the Company, the Company and each Investor, intending to be legally bound, hereby agree as follows:

1.	AMOUNT AND TERMS OF THE LOANS

1.1	Issuance of Senior Notes

Subject to the terms of this Agreement, each Investor, severally and not jointly, agrees to lend to the Company the amount set forth in such Investor’s Senior Secured Demand Note Subscription Agreement (such Investor’s “Senior Note Subscription Amount”), to be paid against the issuance and delivery by the Company of a senior secured demand note for such amount in substantially the form attached hereto as Exhibit A. The minimum Senior Note Subscription Amount shall be U.S. $50,000, except as may be permitted in the sole discretion of the Company. Each senior secured demand note issued and delivered by the Company pursuant to this Section 1.1 shall be referred to herein as a “Senior Note” and collectively as the “Senior Notes,” and effective upon the purchase of the Senior Note, such Investor shall be deemed a “Senior Noteholder” for so long as such Investor remains the recorded owner of the Senior Note and the Senior Note is outstanding.

1.2	Change in Loan Amounts

(a) The aggregate amount loaned to the Company by each Investor on a given date pursuant to Section 1.1, or which a Senior Noteholder elects to contribute pursuant to Sections 1.2(b), 1.2(c) or 1.2(d), shall be referred to herein as the “Loan Amount,” and the aggregate Loan Amounts by Investors to the Company shall collectively be referred to as the “Total Loan Amount” or “Loan.” Although a Senior Note will be issued initially to each

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Investor in the principal amount of the Senior Note Subscription Amount, the Loan Amount shall be adjusted from time to time in the records of the Company to reflect increases in the Loan by such Investor, as provided in Sections 1.2(b), 1.2(c) or 1.2(d), and the accrual and payment of interest and principal with respect to the Senior Note (without distinction, “Senior Note Adjustment”). Adjustments to principal will be reported on the Investor’s monthly account statement. Upon no less than two (2) business days’ prior written request, the Company will certify to a Senior Noteholder the current Loan Amount and the cumulative Senior Note Adjustments with respect to the Senior Noteholder’s Senior Note effective as of the last day of the immediately preceding month.

(b) Senior Noteholder Requests to Increase Loan. A Senior Noteholder may request to increase the Loan Amount to the Company, provided such request is made in writing and is funded as provided in Section 2.4 below or as may otherwise be requested by the Company. Notwithstanding the foregoing, the Company may reject for any reason or for no reason any request for an increase in the Loan Amount by a Senior Noteholder.

(c) Company Requests for Voluntary Loan Increases. No Senior Noteholder shall be obligated to increase the Loan Amount in excess of its Senior Note Subscription Amount. However, from time to time the Company may request or permit by written notice or announcement to one or more Senior Noteholders, voluntary increases in such Senior Noteholder’s Loan Amounts in excess of their Senior Note Subscription Amounts. Any voluntary increases made by a Senior Noteholder pursuant to this Section 1.2(c) shall be deemed to increase the Loan Amount of such Senior Noteholder by the amount of such voluntary increase, subject to the provisions of Section 2.4 below. The Company may terminate for any or no reason its request for or permission to make voluntary increases in Loan Amounts at any time, with or without notice. Furthermore, the Company may reject for any reason or for no reason a Senior Noteholder’s acceptance of the Company’s request for a voluntary increase in Loan Amounts.

(d) Senior Noteholder Requests to Re-invest Accrued Interest. At any time during the period that a Senior Note is outstanding, the Senior Noteholder may request that the Company reinvest all or a portion of the accrued interest with respect to the Senior Note by adding such amount to the Loan Amount as it becomes due and payable, provided that the Senior Noteholder is a qualified investor at the time of the request, and the request is made in writing or as may otherwise be required by the Company (an “Interest Roll-over Request”). Notwithstanding the foregoing, the Company may reject for any reason or for no reason any Interest Roll-over Request.

1.3	Interest

(a) Each Senior Note shall bear simple interest at the annual rate of six percent (6%) on the outstanding principal amount from the date of the Senior Note until payment in full. Interest shall be due and payable (or, if the Company has accepted an Interest Roll-over Request from the Senior Noteholder pursuant to Section 1.2(d), interest shall be added to the principal balance of the Senior Note) monthly in arrears on the first day of each month for interest accrued the previous month, and shall be calculated on the basis of actual days accrued and a 365 day year. Monthly interest distributions will be sent to Investors via ACH transfer on or before the 10th day of the subsequent month.

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(b) Subject to the provisions of this Section 1.3(b), the Company may change the Interest Rate paid on the Senior Notes at any time. Any rate change will be applied to all Senior Notes at the same time, subject to the provisions of this Section 1.3(b).

(i) Notice. The Company shall send written notice to the holder of the Senior Note before making any change in the Interest Rate paid on the Senior Note (“Rate Change Notice”). A Rate Change Notice may be sent and delivered by U.S. Mail, electronic mail, facsimile transmission or hand delivery. The date such Rate Change Notice is sent shall be the “Rate Change Notice Date.” A Rate Change Notice shall state the new Interest Rate, the date the new Interest Rate will become effective, the name and phone number of a person who will answer questions regarding the Rate Change Notice, and such other information as may be necessary or appropriate.

(ii) Limits on Interest Rate Change. The Interest Rate paid on the Senior Note may not be increased or decreased by more than one-half percent (0.5%) at the time of any change. The Interest Rate paid on the Senior Note may not be changed more than once during any 90 day period.

(iii) Effective Date. The effective date of any change in the Interest Rate paid on the Senior Note shall be the date that is 90 days after the date of the Rate Change Notice (the “Effective Date”).

1.4	Payment of Interest and Principal

(a) The Company may prepay all or a portion of the Senior Note without penalty at any time, in the discretion of the Company.

(b) Without limiting the provisions of Section 1.4(a) above, in the sole and absolute discretion of the Manager, the Company may prepay without penalty all or any portion of principal or interest of any one or more Senior Notes:

(i) of ERISA Plan Senior Noteholders who have submitted prepayment requests for the purpose of meeting ERISA plan distribution requirements;

(ii) to ensure that the Company remains exempt from the ERISA “Plan Asset” Regulations under Title 29 of the U.S. Code of Federal Regulations; or

(iii) to meet any regulatory compliance requirement for a Senior Noteholder or the Company.

(c) Subject to the provisions of Sections 1.4 and 1.5, all payments of the Senior Notes will be made pro rata among Senior Noteholders according to the relative principal amounts of outstanding Senior Notes, and all payments to a Senior Noteholder shall be allocated first to accrued but unpaid interest and then to principal.

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1.5	Amendment; Waiver

Any term or provision of the Senior Notes may be amended or waived with the consent of the Company by Senior Noteholders entitled to receive more than fifty percent (50%) of the aggregate unpaid principal amounts of all outstanding Senior Notes; provided, however, that except as specifically provided in this Agreement, no amendment, to the extent it has a discriminatory application to a Senior Note, shall be effective as to such Senior Note without the consent of the Senior Noteholder adversely affected by such discriminatory application.

1.6	Maturity Date

(a) Each Senior Note shall have a term commencing on the date of issue (“Issue Date”) and expiring on the Maturity Date. The “Maturity Date” is the date that is 30 days after the date that the Company receives the Senior Noteholder’s written demand for payment; provided that the Company, in its sole discretion, may extend the Maturity Date by up to three months. The Maturity Date may also be extended pursuant to the following paragraphs.

(b) If the Company receives demands for payment from Senior Noteholders collectively holding more than thirty percent (30%) of the unpaid principal amounts of all outstanding Senior Notes, then the Company may elect to (i) extend the Maturity Date for all Senior Notes while the Company liquidates and winds up its portfolio loans to its borrowers, (ii) during any such extension period, make payments, or prepayments as applicable, to all Senior Noteholders in proportion to the relative principal amounts of all outstanding Senior Notes, not just the Senior Noteholders who have demanded payment, and (iii) give notice to the Senior Noteholders that the Company is electing to take these actions.

(c) If the Company receives a demand for payment from a Senior Noteholder (or group of affiliated Senior Noteholders) with respect to a Senior Note or Senior Notes with an aggregate unpaid principal balance of $2 million or more, then the Company must pay at least $1 million in principal on account of such Senior Notes on or before the Maturity Date. The Maturity Date will be extended, as long as the Company continues making payments of at least $1 million in principal on account of such Senior Notes during each 30-day period following the original Maturity Date.

1.7	Re-Issue of Senior Notes; Lost, Stolen or Mutilated Senior Notes

The Company may, but is not obligated to, re-issue Senior Notes to reflect Senior Note Adjustments or permitted assignments or transfers of any Senior Note, and then only upon the condition that the original Senior Note is returned to the Company. In the event that a Senior Note is lost, or stolen, mutilated or destroyed, the Company shall, on such terms as to indemnity or otherwise as it may reasonably impose (which shall, in the case of the mutilated Senior Note, include the surrender thereof), issue a new Senior Note of like denomination and tenor of the Senior Note so lost, stolen, mutilated or destroyed. In the event that a replacement Senior Note is issued, the Company shall not be obligated to honor the presentment of the original Senior Note in the event that it is located subsequently.

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1.8	Purchase of Senior Notes Not In Connection with Services

The Company and each Investor, as a result of arm’s length bargaining, agree that neither such Investor nor any affiliated company has rendered any services to the Company in consideration for the purchase of the Senior Note pursuant to this Agreement.

2.	CLOSINGS

2.1	Minimum, Maximum Financing

There is no minimum to the amount of Senior Notes the Company may issue. The Company may, in its discretion, accept subscriptions for the purchase of Senior Notes at any time following the Effective Date. The Company may issue Senior Notes pursuant to the Offering Circular with a Total Loan Amount of no more than $50,000,000, in any twelve month period.

2.2	Closing; Delivery

(a) The purchase and sale of Senior Notes (each a “Closing”) shall take place from time to time as described in this Section 2.2. Investors seeking to purchase Senior Notes at any Closing shall deliver to the Company a Senior Note Subscription Agreement for the proposed Loan Amount in the form provided by the Company and funds in the amount of such Investor’s applicable Loan Amount as provided in Section 2.2(b) below. The Company may, in its sole and absolute discretion, decline or accept the subscription of the prospective Investor. If the Company accepts such subscription, it may, in its sole and absolute discretion, accept such subscription for a lesser amount than the Loan Amount proposed in the Senior Note Subscription Agreement.

(b) Payment of the subscribed Loan Amount shall be made by cash deposit to a pooled bank account maintained by the Company exclusively for deposit of prospective investor loan funds pending acceptance of their subscription to purchase a Senior Note (the “Subscription Account”) or as otherwise required in the Senior Note Subscription Agreement between such Investor and the Company. The Subscription Account shall be maintained by the Company with an independent banking institution and shall be segregated from the Company’s general bank accounts. The Company shall not be obligated to pay interest to any Investor with respect to any funds held in the Subscription Account or by the Company during the period of time prior to the Closing in which a Senior Note is issued with respect to such Investor’s Loan Amount (the “Pre-Qualification Period”). Any interest or fees paid to the Company on account of the Investor’s funds with respect to the Pre-Qualification Period may be retained by the Company in consideration of the costs of management associated with accepting the subscription and issuing the Senior Note.

(c) When the Company has (i) accepted an Investor’s subscription, and (ii) confirmed receipt of the subscribed Loan Amount, a Closing will occur. At the Closing, the Company shall issue and deliver to such Investor a Senior Note in favor of such Investor payable in the principal amount of the approved Loan Amount. At the time of such Closing, the Company is authorized to transfer funds equal to the approved Loan Amount from the Subscription Account to the Company’s general accounts.

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(d) A prospective Investor may withdraw its Senior Note Subscription Agreement or amend its Senior Note Subscription Agreement to increase or to decrease its proposed Senior Note Subscription Amount upon demand, at any time prior to the acceptance by the Company, and by written notice as provided herein. A prospective Investor’s funds in the Subscription Account shall be returned by the Company, without interest, within five (5) business days after receipt by the Company of notice of the withdrawal by the prospective Investor or the rejection by the Company of his or her Senior Note Subscription Agreement. Any funds belonging to the Investor in the Subscription Account exceeding the Senior Note Subscription Amount approved by the Company shall be returned to the Investor without interest within five (5) business days after the Closing in which the Investor’s Senior Note is issued.

2.3	Security Agreement

(a) Performance of the Company’s obligations to repay the Loans and amounts due under the Senior Notes shall be secured under a security agreement in the form attached hereto as Exhibit B (the “Security Agreement”), pursuant to which the Company shall grant to the Collateral Agent (as defined below) for the benefit of the Senior Noteholders a security interest in the Company’s assets, as set forth therein. The Company will deliver to each Senior Noteholder with the delivery of the Senior Note an executed copy of the Security Agreement.

(b) The lien on the Company’s assets established by the Security Agreement (the “Lien”) will be subordinate to the liens of any Bank Borrowings, as provided in Section 4.3(a).

(c) Each Investor hereby irrevocably appoints Carr Butterfield, LLC1 to act on his/her/its behalf as the Collateral Agent (the “Collateral Agent”) hereunder and under the Security Agreement and authorizes the Collateral Agent to take such actions on his/her/its behalf and to exercise such powers as are delegated to the Collateral Agent by the terms hereof or thereof for purposes of acquiring, holding and enforcing any and all Liens on the Company’s assets granted by the Company and the Company’s obligations under the Senior Notes, together with such powers and discretion as are reasonably incidental thereto. The powers and authority granted to the Collateral Agent shall include, but not be limited to, the power and authority to retain any legal advisor, financial advisor and/or other agent(s) as the Collateral Agent considers to be necessary, appropriate, desirable, convenient or proper to assist the Collateral Agent, or to act on the Collateral Agent’s behalf, in the exercise of any and all of the powers and authority the Collateral Agent may have, including but not limited to, those described above or otherwise provided under this Agreement or the Security Agreement.

(d) Appointment of Collateral Agent by Investor is knowing and voluntary, after being advised that Collateral Agent has been engaged by the Company, on behalf of the Investors, and receives payment to perform services as Collateral Agent from the Company. Pursuant to the applicable Rules of Professional Conduct governing lawyers, Collateral Agent hereby provides written notice to each Investor that a potential conflict of interest may arise where the interests of the Investors may be limited or potentially compromised by the Collateral Agent’s duty to the Company, or other clients. Notwithstanding the potential conflict of interest, the ethical rules permit Collateral Agent to proceed, provided that all affected parties provide with informed consent.

The Company, by execution below, provides Collateral Agent with informed consent, after being duly advised. By signing this Agreement, Investor acknowledges that he/she/it has been informed of, and understands, the pros and cons of providing informed consent to Collateral Agent, notwithstanding the fact that potential conflicts of interest may arise. Investor also acknowledges that he/she/it was afforded a reasonable and fair opportunity to secure independent legal advice regarding the informed consent given herein. In the unlikely event that the Collateral Agent is faced with an actual conflict of interest, the ethical rules may dictate that Collateral Agent discontinue services for all impacted parties, including but not limited to the Investors.

2.4	Funding of Additional Loan Amounts

(a) Payment of the amount of any commitment to fund an additional Loan Amount pursuant to Sections 1.2(b) and 1.2(c) shall be due as of the first day of the next following month, or such other date as determined by the Company with notice to the Senior Noteholder so affected (the “Increase Effective Date”). Payment by the Senior Noteholder of such increase shall be made in readily available funds by personal check drawn on a U.S. bank received by the Company no less than ten (10) days prior to the Increase Effective Date, or by wire transfer of funds in U.S. dollars wired no less than 24 hours prior to the Increase Effective Date, to a Company bank account with a non-affiliated bank designated by the Company from time to time for the purpose of receiving and pooling funds from Senior Noteholders (the “Pre-Investment Account”), so that such funds are available to the Company as of the Increase Effective Date. The Company may, but is not obligated to, waive the time of receipt provided in the previous sentence. Subject to acceptance by the Company of such Senior Noteholder’s request to increase his/her/its Loan Amount, transfer of such payment shall be made from the Pre-Investment Account to the Company’s general accounts on the Increase Effective Date, and Senior Note Adjustments reflecting the increase in the Loan Amount shall be made effective as of the date of such transfer. The Company shall not be obligated to pay interest to any Senior Noteholder with respect to the period of time that funds are held in the Pre-Investment Account.

1	Information regarding Carr Butterfield’s appointment may be obtained by calling 503-635-5244.

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(b) The roll-over of amounts of accrued interest for an Interest Roll-over Request pursuant to Section 1.2(d) shall be effective as described in Section 1.3, and Senior Note Adjustments shall be made accordingly.

(c) As a condition to the Company’s acceptance of the additional Loan Amount or accepting an Interest Roll-Over Request, the Company may require the Senior Noteholder to (i) acknowledge receipt of the Company’s current Offering Circular and updated financial information, and (ii) deliver an updated Investor Representations and Questionnaire to the Company.

3.	REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE COMPANY

The Company hereby makes the following representations and warranties separately to each Investor.

3.1	Organization and Qualification

As of the Effective Date, and as of the time of such Investor’s Closing, the Company is a limited liability company duly formed and validly existing under the laws of the State of Oregon. As of the Effective Date, and as of the time of such Investor’s Closing, the Company has the requisite limited liability company power to own and operate its properties and assets and to carry on its business as now conducted and as proposed to be conducted.

3.2	Limited Liability Company Power

As of the Effective Date, and as of the time of such Investor’s Closing, the Company will have all requisite limited liability company power to execute and deliver this Agreement and the Security Agreement and, at the Closing, have all requisite limited liability company power to issue such Investor’s Senior Note.

3.3	Authorization

All limited liability company action on the part of the Company and its manager or managers (the “Manager”) necessary for the authorization, execution, delivery and performance of this Agreement by the Company and the performance of the Company’s obligations hereunder, including the issuance and delivery of the Senior Note, has been taken or will be taken prior to the issuance of such Senior Note. This Agreement, the Security Agreement, and the Senior Note to be issued in such Closing, when executed and delivered by the Company, shall constitute valid and binding obligations of the Company enforceable in accordance with their terms, subject to laws of general application relating to bankruptcy, insolvency, the relief of debtors and, with respect to rights to indemnity, subject to federal and state securities laws.

3.4	Governmental Consents

All consents, approvals, orders, or authorizations of, or registrations, qualifications, designations, declarations, or filings with, any governmental authority, required on the part of the Company in connection with the valid execution and delivery of this Agreement, the Security Agreement, and the offer, sale and issuance of such Investor’s Senior Note will be effective at the Closing.

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3.5	Compliance with Other Instruments

As of the Effective Date, and as of the time of such Investor’s Closing, the Company is not in violation or default of any terms of its operating agreement, or of any provision of any mortgage, indenture or contract to which it is a party and by which it is bound, other than such violations that would not have a material adverse effect on the Company. The execution, delivery and performance of this Agreement and the Senior Note and the consummation of the transactions contemplated hereby or thereby will not result in any such violation.

3.6	Offering

Assuming the accuracy of the representations and warranties of the Investors contained in the Investor Representations and Questionnaire, the offer, and sale of the series of Senior Notes to be issued at such Closing are and will be exempt from the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Act”), pursuant to Regulation A under the Act, and are exempt from registration and qualification requirements of all applicable state securities laws.

3.7	Company Purpose

The primary purpose of the Company is to source, make and service loans secured by first lien deeds of trust or mortgages on real property located primarily in the United States, and to engage in such other related activities, including without limitation the ownership, operation and sale of real and personal property foreclosed or otherwise acquired in connection with such loans, the purchase and sale of portfolio loans, or the co-investment, co-ownership or co-lending with respect to any of the foregoing activities, as the Company deems reasonably necessary or appropriate to the foregoing purpose, including any and all actions permitted in its operating agreement and Section 4 of this Agreement.

3.8	Use of Proceeds

The Company shall use the proceeds of the Loan solely for the operations of its business, and not for any personal, family or household purposes.

3.9	Maximum Debt

The Company may borrow from other lenders and may grant other security interests. Other bank and credit union lenders, if any, may obtain a senior security interest in some or all of the Company’s assets. Notwithstanding this authority and the maximum Total Loan Amount authorized in Section 2.1, the Company shall not issue debt or accept Bank Borrowings, as defined in Section 4.3, which in aggregate, exceed eighty percent (80%) of total assets (the “Maximum Debt Covenant”).

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4.	PERMITTED ACTIVITIES AND USES OF LOAN PROCEEDS

4.1	Certain Definitions

For purposes of the provisions in this Section 4 and elsewhere as specified in this Agreement, certain capitalized terms shall have the following definitions:

(a) “Affiliate” of a party shall mean any entity under control of, controlled by or under common control with such party, and shall include their respective principals, managers, managing members, officers, directors, members, partners or controlling shareholders, provided, however, that “Affiliate” shall not include any Senior Noteholder or limited partner or non-voting member of a Sponsored Investment Company.

(b) “Private Client” shall mean any investor or client or their Affiliates for whom the Manager or its Affiliates provides lending services, other than the Company, a Senior Noteholder or a Sponsored Investment Company.

(c) “Sponsored Investment Company” shall mean any investment company, mortgage lending company, mortgage investment pool or other investment companies sponsored, promoted, owned or managed now or in the future by the Manager or its Affiliates, including without limitation, the Company.

4.2	Use of Investor Loan Proceeds

The Investors hereby expressly consent to the use by the Company of the proceeds of the Loans for any purpose not prohibited by the Company’s operating agreement, including without limitation for the purpose, compensation and activities expressly identified in this Agreement.

4.3	Certain Company and Manager Undertakings

Investors hereby expressly agree that the Manager has power and authority to take such actions on behalf of the Company and to cause the Company to enter into such transactions as it may determine, in its sole discretion, pursuant to the terms of the Company’s operating agreement. Without limiting the foregoing, and for avoidance of doubt, the Investors expressly agree to the provisions of this Section 4.3.

(a) The Manager may enter into loan agreements, lines of credit or other financial accommodations on behalf of the Company with banks, credit unions and other financial institutions for the purpose of borrowing operating capital and funds in order to make Portfolio Loans and to accomplishing the objectives of the Company (“Bank Borrowings”) on such terms as it may determine in its discretion. The terms of a Bank Borrowing may include, but are not limited to, the provisions of a security interest in the assets of the Company that is senior to the Lien and the interests of the Senior Noteholders in the Collateral, or the execution of one or more agreements or instruments that provides to such senior lender rights to enforce remedies with respect to the Bank Borrowing that subordinate or otherwise restrict the rights of the Senior Noteholders to enforce their remedies under the Security Agreement or this Senior Note Purchase Agreement, or diverts revenues of the Company for purposes of enforcing the payment of the Company’s obligations under the Bank Borrowings. Such terms may provide, by

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way of example and not of limitation, for the payment of principal and interest on the Bank Borrowing on a priority basis under specified circumstances from certain income and assets of the Company, including from revenues and income generated by Portfolio Loans and from proceeds payable to the Company with respect to Portfolio Loan principal, or for a standstill or forbearance in connection with the enforcement of the exercise of the Company’s rights and remedies with respect to the Collateral in favor of the exercise by the lender under the Bank Borrowing of its rights and remedies. The Investors agree that the Manager may enter into terms and agreements with respect to the subordination of the Lien and the enforcement of rights of the lender under any Bank Borrowing, as the Manager may deem commercially reasonable. The Manager is hereby authorized by the Investors to enter into, execute and deliver such subordination agreements and other agreements and instruments on behalf of the Company or the Senior Noteholders as the Manager may determine are appropriate to negotiate or comply with the terms of a Bank Borrowing or, as applicable.

(b) The Company may enter into such operating and portfolio transactions with Members, Senior Noteholders, Junior Noteholders, Private Clients or their respective Affiliates as may be within the general scope and purpose of the Company, on such terms and conditions as the Manager, in its sole discretion, determines, except to the extent prohibited by this Agreement. However, the Company may not enter into such transactions with the Manager or its Affiliates, except as may be required by loan covenants related to Bank Borrowings.

(c) The Company may act as a co-lender, co-guarantor or enter into inter-creditor agreements in connection with one or more Portfolio Loans with the Manager, Members, Sponsored Investment Companies, Private Clients, Senior Noteholders, Junior Noteholders, or their respective Affiliates, on such terms and conditions as the Manager, in its sole discretion, determines, except to the extent prohibited by this Agreement.

(d) The Company may hold real and personal property collateral acquired through the foreclosure of a Portfolio Loan or through the work-out or restructuring of a Portfolio Loan or for any other reason that the Manager determines will facilitate its lending activity, or sell such foreclosed property to the Manager, Members, Senior Noteholders, Junior Noteholders, Private Clients or their respective Affiliates on such terms and conditions as the Manager, in its sole discretion, determines, except to the extent prohibited by this Agreement.

(e) The Company may purchase or sell Portfolio Loans to or from the Manager, Members, Senior Noteholders, Junior Noteholders, Private Clients or their respective Affiliates, on such terms and conditions as the Manager, in its sole discretion, determines, except to the extent prohibited by this Agreement.

(f) The Company may enter into an agreement with a non-Affiliated person, as the Manager, in its discretion may select, to provide portfolio loan sourcing, origination, brokerage, due diligence, loan servicing or related services to the Company, as provided in its operating agreement.

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4.4	Compensation

The Company is entitled to pay cash fees to the Manager (or a designee of the Manager) in the following amounts and at the following times:

(a) A base management fee calculated as an amount, payable monthly, equal to 0.25% monthly (3.0% on an annualized basis) on the total unpaid principal balance of each Portfolio Loan with respect to which loan services are rendered; and

(b) A management fee equal to one-half (1/2) of all distributable cash in excess of a 10% annual preferred return payable to the Company’s equity owners.

(c) The Manager passes through to the Company all fee income, including origination fees, discount points, late fees, prepayment penalties, default interest, extension fees, profits from the sale of any Company loans or foreclosed real and personal property, and any other income generated by the Company’s business activities. The Manager derives 100% of its fees from the base management fee and the management fee.

4.5	Expenses

(a) The Company bears all costs, fees, and expenses incurred on behalf of the Company, the Manager or their Affiliates in connection with the operating costs of the Company, including without limitation, legal and accounting fees, loan origination fees, and expenses incident thereto, taxes, insurance, and costs of reporting to Senior Noteholders (the “Company Expenses”). Without limiting the foregoing, Company Expenses also include any direct out-of-pocket costs of the Manager or its Affiliates incurred from time to time on behalf of the Company, and any extraordinary expenses of the Company, including any indemnification expenses pursuant to the operating agreement and organizational expenses of the Company, including the expenses of this offering. Company Expenses shall not include expenses incurred in connection with the provision of Loan Services; such expenses shall be borne by the Manager.

(b) The Company reimburses the Manager and any of its Affiliates for any direct out-of-pocket costs incurred from time to time that are Company Expenses.

(c) The Company is permitted, in the discretion of the Manager, to indemnify the members, officers, employees, and consultants of the Company to the maximum extent permitted by law in connection with the activities of the Company and the Manager, provided, however, that such activities did not result from conduct which constitutes willful misconduct or gross negligence in performing or in failing to perform the Manager’s duties under the operating agreement of the Company. The Company may advance expenses incurred by an indemnified party in defending a claim or proceeding covered by the preceding sentence upon an undertaking by such indemnified party to repay such amounts if it is ultimately determined that such party was not entitled to such indemnification.

4.6	Senior Noteholder Transactions

The Company, as lender, may enter into a loan transaction with a Senior Noteholder or its Affiliate, as borrower or co-borrower, upon such terms and conditions as the Manager may determine in its discretion; provided, however, that the terms and risk to the Company shall be no less advantageous to the Company than if such loan were made pursuant to an arm’s length transaction with a person or entity not Affiliated with the Company in the same geographical market with comparable property as security.

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4.7	Outside Activities

Each Investor hereby acknowledges and agrees that the Manager and its members, employees, and affiliates shall be entitled to have business interests and engage in business activities in addition to those relating to the Company, and may engage in the ownership, operation and management of businesses and activities for their own account and for the account of others, including, without limitation, with respect to Sponsored Investment Companies and Private Clients, without having or incurring an obligation to offer any interest in such properties, businesses or activities to the Company or to any Senior Noteholder, and no provision of this Agreement shall be deemed to prohibit any such person from conducting such other businesses or activities.

5.	OPERATING COVENANTS OF THE COMPANY

5.1	Affirmative Covenants

Until the satisfaction of its obligation to pay principal and interest on all outstanding Senior Notes, the Company agrees as follows:

(a) To perfect the security interest of the Senior Noteholders in the assets of the Company pursuant to the Security Agreement promptly upon the issuance of the Senior Notes;

(b) Subject to its discretion to prepay all or a portion of certain Senior Notes as provided in paragraph 1.4 and in the Senior Notes, to make all payments ratably among the outstanding Senior Notes in proportion to the aggregate principal and interest amounts payable under each such Senior Note until paid in full;

(c) To require the Principals of the Manager to devote such amount of their business time to the operations of the Company and the Manager as is reasonably necessary to effectively manage the affairs of the Company and the Manager;

(d) To keep Company books in accordance with generally accepted accounting principles consistently applied, or in the discretion of the Company, in accordance with U.S. GAAP, and to be audited at the end of each fiscal year by an independent public accountant selected by the Company.

(e) To transmit to the Senior Noteholders (i) such tax reporting information as is reasonably required to enable the Senior Noteholders to complete their income tax returns with respect to their investment in the Senior Notes and (ii) such reports and financial statements as the Company, in its discretion, may determine, provided that such reports and statements may be provided through a limited-access, secure website provided by the Company;

(f) To use commercially reasonable efforts to prevent the structure of any co-lending activity from constituting an investment in a fractionalized mortgage, interest in a mortgage pool, tenancy in common or other security;

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(g) To make all mortgage loans within the United States, its territories and possessions; and

(h) To perform its obligations under this Agreement, the Senior Note Subscription Agreement, the Senior Notes and the Security Agreement.

5.2	Adverse Amendments

The Company shall not amend its operating agreement in a manner that materially and adversely affects the economic interest of the Senior Noteholders, except to the extent approved by Senior Noteholders holding Senior Notes representing a majority of the unpaid principal amounts under all outstanding Senior Notes.

6.	TRANSFER OF SENIOR NOTES

The Senior Notes are non-negotiable and shall not be assigned or transferred without the prior written consent of the Company, which consent may be withheld in its sole and absolute discretion. Any attempted assignment or delegation of a Senior Note without the consent of the Company shall be null and void. Without limiting the foregoing, any permitted transfer of the Senior Note shall be to qualified investors only and in compliance with federal and state securities laws governing the offer, sale and resale of unregistered securities.

7.	POWER OF ATTORNEY

7.1	Power of Attorney by Senior Noteholders

(a) Each of the Senior Noteholders irrevocably constitutes and appoints the Manager, acting by and through any of its executive officers, as the Senior Noteholder’s true and lawful attorney-in fact, with full power and authority for the Senior Noteholder, and in the Senior Noteholder’s name, place and stead, to execute, acknowledge, publish and file:

(i) This Agreement, the Security Agreement, and any amendments or cancellation thereof required under the laws of the State of Oregon;

(ii) Any certificates, instruments and documents, as may be required by, or may be appropriate under, the laws of any state or other jurisdiction in which the Company is doing or intends to be doing business; and

(iii) Any documents or instruments which may be required to effect the continuation of the Company or to comply with state or federal securities laws with respect to issuance of the Senior Notes.

(b) The foregoing grant of authority is a special power of attorney coupled with an interest, is irrevocable, and shall survive the death of the undersigned or the delivery of an assignment by the undersigned of a Senior Note for the sole purpose of enabling the Manager to execute, acknowledge and file any instrument necessary to effect such transfer.

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7.2	Covenant to Sign Documents

Without limiting the power of attorney granted in Section 7.1, each Investor agrees to execute, with acknowledgement or verification, if required, any and all certifications, document and other writings which may be necessary or expedient to carry out the transactions contemplated by this Agreement, including, without limitation, all such filings, records or publications necessary or appropriate in the judgment of the Manager to comply with the applicable laws of any jurisdiction in which the Company conducts its business.

8.	MISCELLANEOUS

8.1	Binding Agreement

The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, expressed or implied, is intended to confer upon any third party any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

8.2	Governing Law

This Agreement shall be governed by and construed under the laws of the State of Oregon as applied to agreements among Oregon residents, made and to be performed entirely within the State of Oregon, without giving effect to conflicts of laws principles.

8.3	Counterparts

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

8.4	Notices

All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified; (b) when sent by confirmed telex, electronic mail or facsimile if sent during normal business hours of the recipient, if not, then on the next business day; (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt.

8.5	Modification; Waiver

No modification or waiver of any provision of this Agreement or consent to departure therefrom shall be effective with respect to all Investors unless in writing and approved by the Company and Senior Noteholders holding Senior Notes representing a majority of the unpaid principal amounts under all outstanding Senior Notes. Notwithstanding the foregoing, any Senior Noteholder may waive or modify the application of any provision of this Agreement with respect to his or her own Senior Note, with the consent of the Manager. Any notice provision or provision as to the time in which an Investor or Senior Noteholder is required to perform its

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obligations hereunder may be waived by the Company in its discretion. No modification or waiver of any time of performance or failure to perform any term of this Agreement shall be construed as the modification or waiver of such time or term in the past or in the future, or of the performance of any other term hereof, except as may be expressly agreed in writing by the party granting such waiver. In no event shall a modification or waiver, whether mutual, approved, in writing or otherwise, be binding on any party to the extent such waiver would result in the violation of any federal or state laws, including securities or lending laws.

8.6	Exercise of Remedies by Senior Noteholders

It is agreed that no delay or omission to exercise any right, power or remedy accruing to each Senior Noteholder upon any breach or default of the Company under this Agreement shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character by a Senior Noteholder of any breach or default under this Agreement, or any waiver by any Senior Noteholder of any provisions or conditions of this Agreement must be in writing and shall be effective only to the extent specifically set forth in writing and that all remedies, either under this Agreement, or by law or otherwise afforded to the Senior Noteholder, shall be cumulative and not alternative.

8.7	Entire Agreement

This Agreement, the Senior Secured Demand Note Subscription Agreement, the Security Agreement and the Senior Secured Demand Note constitute the full and entire understanding and agreement between the parties with regard to the subject matter hereof and no party shall be liable or bound by any other party in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein or therein.

8.8	Company Representation

Each Senior Noteholder hereby agrees and acknowledges that:

(a) Ater Wynne LLP (“Company Counsel”) has been retained as the Company’s general legal counsel by the Company in connection with the transactions contemplated by this Agreement, and in such capacity it has provided or will provide certain legal services to the Company and to the Manager.

(b) Company Counsel is not representing, and will not represent, the Senior Noteholders in connection with their purchase of Senior Notes or any dispute that may arise between the Senior Noteholders, on the one hand, and the Manager, the Company or the respective Affiliates, on the other (the “Company Legal Matters”).

(c) Each Senior Noteholder will, if it wishes counsel on a Company Legal Matter, retain its own independent counsel with respect thereto and, except as otherwise specifically provided by this Agreement, will pay all fees and expenses of such independent counsel.

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[Signatures of the Parties Appear on the Following Page]

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IN WITNESS WHEREOF, the parties have executed this SENIOR SECURED DEMAND NOTE PURCHASE AGREEMENT as of the date first written above.

INVESTOR (if an individual)	INVESTOR (if an entity)

Legal Name of Entity

Signature	Signature of Authorized Person

Print Name	Print Name, Title

Date	Date

Signature	Signature of Authorized Person

Print Name	Print Name, Title

Date	Date

IRON BRIDGE MORTGAGE FUND, LLC
an Oregon limited liability company

BY:	IRON BRIDGE MANAGEMENT GROUP, LLC
an Oregon limited liability company
its Manager

BY:
Gerard Stascausky, Managing Director

Date

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